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                     August 31, 2022

       Li Deng
       Principal Executive Officer
       Exent Corp.
       Room 6B1-2, Block AB, Tianxiang Building,
       Che Gong Miao, Futian District
       Shenzhen, Guangdong Province,
       China 517000

                                                        Re: Exent Corp.
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 333-222829

       Dear Mr. Deng:

               We issued comments to you on the above captioned filing on August 10, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 15, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kevin Woody,
       Accounting Branch Chief, at 202-551-3629 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing